Vitro Biopharma, Inc.

3200 Cherry Creek Drive South, Suite 410

Denver, Colorado 80209

September 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Vitro Biopharma, Inc.
Registration Statement on Form S-1
File No. 333-267366

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vitro Biopharma, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, on September 11, 2024, or as soon as practicable thereafter.

Very truly yours,

Vitro Biopharma, Inc.

By:	/s/ Christopher Furman
Christopher Furman
Chief Executive Officer